

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-Mail
Mr. Wayne A. Whitener
TGC Industries, Inc.
President and Chief Executive Officer
101 East Park Blvd, Suite 955
Plano, TX 75074

> **Re: TGC Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-32472**

Dear Mr. Whitener:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 2

Customers and Consultants, page 4

1.   Disclosure under this section indicates that, during 2011, your largest customer accounted for 17% of your revenues. Separately, disclosure in your filing under the section Risk Factors indicates that the loss of one of your major customers could have a material adverse impact. In view of these factors, revise your disclosure to provide the name of the customer. See Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

2.   Throughout this section, your discussion indicates that material changes in reported line items were attributable to multiple factors but does not quantify the impact of each identified factor. Revise your presentation to provide such quantification. See FRC 501.04.

3.   We note that reported revenue increased materially during 2011 as compared to 2010. To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.

Financial Statements and Supplementary Data, page 24

Notes to Consolidated Financial Statements, page 31

Note B – Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

Seismic Surveys

4.   Disclosure under this section indicates, in part, that "services are defined as the commencement of data acquisition". Explain to us both the basis for this definition and the specific impact that the application of this definition has on your revenue recognition. In this regard, to the extent that you believe commencement of data acquisition constitutes delivery, explain to us your basis for this belief.

5.   You indicate that Eagle Canada recognizes revenue on turnkey agreements "as services are performed on a per unit of seismic data laid-out rate." Explain to us, in reasonable detail, specifically what this means and how revenue is recognized for Eagle Canada's turnkey agreements. As part of your response, explain how revenue recognition for these agreements differs from that for your other turnkey agreements.

Note L – Contingencies, page 42

6.   We note the disclosure indicating that, in your opinion, the ultimate resolution of claims is not expected to have a material adverse effect upon the financial position of the company. Confirm to us that you believe it is remote that these claims will be material, including to your results of operations and liquidity. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.

Controls and Procedures, page 45

Management's Report on Internal Control over Financial Reporting

7.   Disclosure under this section refers to the attestation report of Lane Gorman Trubitt, LLP. However, this report does not appear to have been included in your filing. Amend your filing to resolve this deficiency.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant